Exhibit 99.1

NGP STRENGTHENS DEVELOPMENT TEAM AND UPDATES PROJECT STATUS

VANCOUVER, B.C. (July 27, 2011) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce that Stuart D. Johnson has been appointed Vice President, Resource Development effective August 1, 2011. Mr. Johnson joins Kim Niggemann, who becomes Vice President, Resource Operations and External Affairs and Max Walenciak, Senior Vice President, Project Development and Plant Operations with overall responsibility for projects in the U.S. In addition, Paul Wilson, formerly CEO of Iceland America Energy, has joined NGP as Manager, Imperial Valley Area.

Stuart Johnson is a nationally recognized expert in the design and application of exploration, geothermal reservoir development and production methods for geothermal power production. Mr. Johnson has managed successful reservoir development programs for projects within the Western United States. He played important roles in the development of commercially-producing fields in Imperial Valley, California (Heber and East Mesa), Nevada (Steamboat Hills, Jersey Valley, Brady, Desert Peak, Dixie Valley, Soda Lake, Stillwater, and Beowawe), Hawaii (Puna) and Utah (Roosevelt Hot Springs). Mr. Johnson holds an M.S. in Economic Geology from the University of Wisconsin, Madison and a B.A. in Geology from Western Michigan University.

Paul Wilson has extensive financial and operational experience in the geothermal and construction industries having served as CEO, CFO and Executive Vice President -Operations at regional and national firms headquartered in Southern California. Mr. Wilson brings experience in strategic and operational planning, project management, systems design and implementation, mergers and acquisitions, and financial control. Mr. Wilson has a Bachelors degree in Business Management from Southwestern Adventist University and a Professional Certification in Total Quality Management from the University of California at Los Angeles (UCLA).

Project Updates

Confirmation drilling has commenced at NGP’s 100% owned North Valley Project near Fernley in Northern Nevada. The 3000 foot (915 meter) deep well is centrally located within a large, ten-square-mile, high-grade heat anomaly with temperature gradients between 10-25°F/100ft (200-450°C/km). A large, intense conductance anomaly, broadly coincident with the high temperature gradient zone, is interpreted to reflect a cap of clay alteration associated with a blind geothermal system at depth. This is the first NGP drill hole at North Valley. The well is designed to obtain key subsurface geological information, detailed temperature data, a water sample at depth and to improve our understanding of the geothermal system.

Link to North Valley Video: http://www.nevadageothermal.com/s/MediaVideo.asp

Drilling and other field work is continuing at Crump Geyser, Oregon by Crump Geothermal Company, LLC, a joint venture holding company owned 50:50 by NGP and Ormat.

Field assessment and permitting work has commenced for the New Truckhaven and East Brawley Projects in Imperial Valley with a view of starting resource development drilling in 2012. NGP will open a local project office in the near future.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in eight properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven, East Brawley and South Brawley, in California and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 200 MW and 450 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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